U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission file number ______


                          GREENSTAR INTERNATIONAL, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


                       Florida                            26-0531576
                       -------                            ----------
                  (State or other                      (I.R.S. employer
            incorporation or formation)             identification number)

              c/o Bradley B. Eavenson
      11382 Prosperity Farms Road, Suite 222F
            Palm Beach Gardens, Florida                     33410
      ----------------------------------------              -----
      (Address of principal executive offices)            (Zip Code)

                     Issuer's telephone number: 561-626-1011

                                   Copies to:
                               Bradley B. Eavenson
                            BRADLEY B. EAVENSON, P.L.
                     11382 Prosperity Farms Road, Suite 222F
                          Palm Beach Gardens, FL 33410
                                 (561) 626-1011

        Securities to be registered under Section 12(b) of the Act: None

      Securities to be registered under Section 12(g) of the Exchange Act:

            Title of each class             Name of each exchange on which
             To be registered                  class is to be registered

      Common Stock, par value $.0001                      N/A
      ------------------------------                      ---

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         (a) Business Development

Greenstar International, Inc. ("we", "us", "our", or the "Company") was incorporated in the State of Florida on July 19, 2007. Since inception, we have been engaged in organizational efforts and efforts to obtain initial financing. We have conducted virtually no business activities, other than organizational activities and the preparation of this registration statement on Form 10SB/12g ("registration statement"). As set forth in more detail below, we were formed as a vehicle to pursue a business combination and have made no efforts to date to identify a possible business combination. As a result, we have not conducted any negotiations nor entered into a letter of intent concerning any target business. Our sole business purpose for the indefinite future is to seek the acquisition of, or merger with, an existing operating company. The Company has no full-time employees and owns no real estate or personal property.

         (b) Our Business

Based on our proposed business activities, we are what is known as a "blank check" company. The U.S. Securities and Exchange Commission (the "SEC") defines "blank check" companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the "Securities Act"), we also qualify as a "shell company," because we have no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Our management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market such as the NYSE, NASDAQ, Amex, and the NASD OTC Bulletin Board, and, as a vehicle to investigate, and if such investigation warrants, merge with or acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business (i.e. a merger) rather than immediate, short-term earnings. The Company may seek to acquire a business rather than participate in a merger or other business combination. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may merge with any type of company or acquire any type of business. The analysis of new business opportunities has and will be undertaken by or under the supervision of our officers and directors. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities.

A business entity, if any, which may be interested in a business combination with the Company, may include the following:

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         (a) a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

         (b) a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         (c) a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

         (d) a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

         (e) a foreign company which may wish an initial entry into the United States securities market;

         (f) a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; or

         (g) a company seeking one or more of the other perceived benefits of becoming a public company.

In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

         (a) potential for growth, indicated by new technology, anticipated market expansion or new products;

         (b) competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

         (c) strength and diversity of management, either in place or scheduled for recruitment;

         (d) capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

         (e) the cost of participation by us as compared to the perceived tangible and intangible values and potentials;

         (f) the extent to which the business opportunity can be advanced;

         (g) the accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

         (h) other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, our management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, and due to our management's limited skills in conducting such investigations, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

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No assurances can be given that the Company will be able to enter into a business combination, obtain favorable terms for a business combination, or acquire a target company. It is likely that any business combination will present certain risks. Many of these risks cannot be adequately identified prior to selection, and investors must therefore depend on the ability of management to identify and evaluate such risks. In the case of some of the potential business combinations available to us, it may be anticipated that the promoters of such target businesses have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activity prior to a combination transaction with us. There is a risk, even after the consummation of such business combinations and the related expenditure of our funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. The business combination target may involve new and untested products, processes, or market strategies, which may not succeed. In the event of such a combination these risks will be assumed by us and, therefore, our shareholders.

         Form of Business Combination

The manner in which we may participate in any given opportunity will depend upon the nature of the opportunity, the respective needs and desires of us and the promoters of the opportunity, and the relative negotiating strength we have relative to the other parties involved.

It is likely that we will participate in a business opportunity through the issuance of our common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition or business combination is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were our stockholders prior to such reorganization transaction.

Our present stockholders will likely not have control of a majority of our voting shares following a reorganization transaction. As part of such a transaction, all or a majority of our directors may resign and new directors may be appointed without any vote by our stockholders.

It is likely that any securities issued in any reorganization transaction would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, we may agree to register such securities either at the time the transaction is consummated under certain conditions, or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common stock may have a depressive effect on such market.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by our stockholders. In the case of a statutory merger or consolidation directly involving the Company,

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it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of our outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain dissenter or appraisal rights to dissenting or non-approving stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

Management believes that the probable desire on the part of the owners of target businesses to assume voting control over us to avoid tax consequences or to have complete authority to manage the business will almost assure that we will combine with just one target business. Management also anticipates that upon consummation of a business combination, there will be a change in our control, which will most likely result in the resignation or removal of our present officers and directors. It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to pursue or otherwise participate in a specific business opportunity, the costs then previously incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in our loss of the related costs incurred.

We are an insignificant player among the firms which engage in business combinations. There are many established venture capital and financial services companies which have significantly greater financial, personnel resources and technical expertise than we will. In view of our limited financial resources and limited management availability, we will continue to be at a competitive disadvantage compared to our competitors. Also, we will be competing with a number of other small, blank check and public and shell companies.

We presently have no employees apart from our management. Our officers and directors are engaged in outside business activities and they will devote to our business very limited time until the consummation of a successful business opportunity has begun. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

We are voluntarily filing this Registration Statement with the Unites States Securities and Exchange Commission and we are under no obligation to so under the Securities Exchange Act of 1934.

         (c) Reports to Security Holders

            (1) We are not required to deliver an annual report to our security holders and at this time do not anticipate the distribution of such a report.

            (2) We will be a Section 12(g) reporting company and will comply with the requirements of the Exchange Act, including without limitation the filing of quarterly, annual, and current reports with the SEC.

            (3) The general public may read and copy any materials that we file with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We were organized as a vehicle to investigate and, if such investigation warrants, merge with or acquire a target company or business seeking the perceived advantages of being a publicly-held corporation. Our principal business objective for the next 12 months and beyond will be to achieve long-term growth potential through a business combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and we may, as a result, acquire any type of business.

We do not currently engage in any business activities that provide revenue or other cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond will be paid with funds in our treasury and/or those obtained through borrowings from our stockholders, management or other investors.

During the next 12 months, we anticipate incurring costs related to:

(i) filing of Exchange Act reports, and

(ii) costs relating to consummating an acquisition, merger or other type of business combination.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

We may consider acquiring or merging with a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

None of our officers or our directors have had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

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We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         Continuing Operational Expenses for the Interim Period Ended July 31, 2007

Because we currently do not have any business operations, we have not had any revenues during the interim period ended July 31, 2007. Total expenses for the interim period ended July 31, 2007 were $14,191. These expenses constituted organizational and professional fees.

         Liquidity and Capital Resources

We do not have any revenues from operations and, absent a merger or other combination with an operating company, or a public or private sale of our equity or debt securities, the occurrence of either of which cannot be assured, we will be dependent upon future loans or equity investments from our present stockholders or management, for which there is no existing commitment. During July, 2007, $500 of cash was contributed as Common Stock and Contributed Capital. At July 31, 2007, the Company had cash of $409 and a working capital deficit of ($13,691).

         Commitments

We do not have any commitments which are required to be disclosed in tabular form as of July 31, 2007.

         Off-Balance Sheet Arrangements

We are not currently a party to, or otherwise involved with, any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RISK FACTORS

AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES AN EXTREMELY HIGH DEGREE OF RISK.

THERE MAY EXIST CONFLICTS OF INTEREST ON THE PART OF OUR OFFICERS AND DIRECTORS.

Our directors and officers are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Each of our officers and directors is currently engaged in business activities outside of the Company. There exists potential conflicts of interest including, among other things, time, effort and business combinations with other such entities.

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Conflict with other "blank check" companies with which members of management may become affiliated in the future may arise in the pursuit of business combinations. Our officers and directors are not currently involved as officers and directors of other "blank check" companies, although they may be in the future. A potential conflict of interest may result if and when any of our officers or directors become an officer or director of another company, especially another blank check company.

THERE IS UNCERTAINTY AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our financial statements for the period ended July 31, 2007, which are included in Part F/S of this registration statement on Form 10-SB, as well as the report of our independent registered public accounting firm on our financial statements, call into question our ability to operate as a going concern. This conclusion is based on our net losses and cash used in operations. Those factors, as well as uncertainty in securing financing for continued operations, create an uncertainty regarding our ability to continue as a going concern. Although we expect that we will be able to meet our expenses going forward based on loans and/or equity investments from shareholders or other investors, our ability to continue as a going concern will be dependent on our ability to obtain such financing on acceptable terms, for which there is no existing commitment and for which there can be no assurance.

OUR BUSINESS WILL HAVE NO REVENUES UNLESS AND UNTIL WE MERGE WITH OR ACQUIRE AN OPERATING BUSINESS.

Because we do not anticipate having any revenues for the indefinite future, and will likely have to finance operating expenses until such time as we may be able to consummate a business combination through proceeds obtained from shareholder loans or sales of equity, we are likely to incur a net operating loss that will increase continuously until we are able to consummate a business combination with a profitable operating enterprise. There can be no assurance, however, that we will be able to identify a suitable enterprise in this regard and consummate a business combination, either eventually or at all.

THERE IS INTENSE COMPETITION FOR THOSE PRIVATE COMPANIES SUITABLE FOR A MERGER TRANSACTION OF THE TYPE WE INTEND TO PURSUE.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in being able to identify attractive business opportunities and successfully complete a business combination. These competitive factors may reduce the likelihood of our ultimately being able to successfully identify and consummate a business combination.

FUTURE SUCCESS IS HIGHLY DEPENDENT ON THE ABILITY OF MANAGEMENT TO LOCATE AND ATTRACT A SUITABLE BUSINESS COMBINATION.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek

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business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm and numerous other factors beyond our control.

WE HAVE NO EXISTING AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION.

There is not currently in place any arrangement, agreement or understanding involving the Company with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for purposes of evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

OUR MANAGEMENT INTENDS TO DEVOTE ONLY A LIMITED AMOUNT OF TIME TO SEEKING A TARGET COMPANY WHICH MAY ADVERSELY IMPACT OUR ABILITY TO IDENTIFY A SUITABLE ACQUISITION CANDIDATE.

While seeking a business combination, our management anticipates devoting no more than a few hours per week in total to the Company's affairs. Our officers have entered into a written employment agreements with us but are expected to devote only a limited amount of time to Company affairs. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

OUR MANAGEMENT HAS LIMITED EXPERIENCE AND MAY MISS CERTAIN BUSINESS
OPPORTUNITIES.

Our success will be dependent on our management. Our officers and directors have only limited experience in the business activities in which we intend to engage. Management believes it has sufficient experience to implement our business plan, although additional managerial assistance may be required.

OUR OFFICERS AND DIRECTORS ARE NOT PROFESSIONAL BUSINESS ANALYSTS.

The quality and desirability of business combinations will be determined by or under the supervision of our officers and directors. Our officers and directors are not professional business analysts and they may choose poor business combinations or they may miss good business combination opportunities.

THE TIME AND COST OF PREPARING A PRIVATE COMPANY TO BECOME A PUBLIC REPORTING COMPANY MAY PRECLUDE US FROM ENTERING INTO A MERGER OR ACQUISITION WITH THE MOST ATTRACTIVE PRIVATE COMPANIES.

Target companies without previously prepared and/or audited financial statements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the company involved. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain within a certain time frame the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act remain applicable.

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WE MAY BE SUBJECT TO FURTHER GOVERNMENT REGULATION WHICH WOULD ADVERSELY AFFECT
OUR OPERATIONS.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act") since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If this were to occur, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. To date, we have obtained no formal determination from the SEC as to our status under the Investment Company Act and could, therefore, be determined at some later date to be an unregistered investment company, which could subject us to material adverse consequences.

ANY POTENTIAL ACQUISITION OR MERGER WITH A FOREIGN COMPANY MAY SUBJECT US TO ADDITIONAL RISKS.

If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders, and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency, and balance of payments positions, and in other respects.

WE MAY BE SUBJECT TO CERTAIN TAX CONSEQUENCES IN OUR BUSINESS, WHICH MAY INCREASE OUR COST OF DOING BUSINESS.

We may not be able to structure a business combination to which we become a party in such a way as to result in tax-free treatment for the parties involved, which could deter third parties from entering into certain business combinations with us or result in us or our shareholders being taxed on consideration received in such a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. Although we intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity, there can be no assurance that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

WE INTEND TO ISSUE MORE SHARES IN A MERGER OR ACQUISITION, WHICH WILL RESULT IN SUBSTANTIAL DILUTION.

Our Articles of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 20,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of

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common stock held by our then existing stockholders. Our board of directors currently has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination, or otherwise, dilution to the interests of our then existing stockholders will occur and the rights of the holders of common stock may be materially and adversely affected.

WE HAVE NOT CONDUCTED OR OTHERWISE OBTAINED ANY MARKET RESEARCH REGARDING POTENTIAL BUSINESS OPPORTUNITIES, WHICH MAY AFFECT OUR ABILITY TO IDENTIFY A BUSINESS TO MERGE WITH OR ACQUIRE.

To date, we have neither conducted nor obtained from others results of market research concerning prospective business opportunities. We have no assurances, as a result, that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There can be no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and such business files a registration statement under the Securities Act. Outstanding shares of our common stock currently cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate an investment in our common stock.

ALTHOUGH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT WILL CAUSE US TO BECOME A REPORTING COMPANY, OUR STOCK WILL NOT BE LISTED OR TRADED ON NASDAQ OR ANY SECURITIES EXCHANGE FOR THE INDEFINITE FUTURE.

While, once effective, this registration statement on Form 10-SB will cause our common stock to become registered as a class and cause the company to become a reporting company under the Exchange Act, it will not be until our common stock is listed on a securities exchange, NASDAQ or another quotation service that our common stock will be publicly trading. Because it is highly unlikely for an active trading market to develop in any security without it first being listed on a securities exchange, NASDAQ or another quotation service, it is highly unlikely that an active trading market will ever develop for our common stock before it is listed on a securities exchange, NASDAQ or another quotation service, which cannot be assured. Failure to develop or maintain an active trading market will restrict liquidity and generally have a negative effect on the value of a security. We do not expect that a listing for our common stock will be pursued, or that a market will be made in our common stock, unless and until we consummate a business combination with a private operating company.

WE CANNOT ASSURE YOU THAT OUR COMMON STOCK WILL EVER BE LISTED ON NASDAQ OR ONE OF THE NATIONAL SECURITIES EXCHANGES.

To the extent that we consummate a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange, either immediately or after some period of time. There can be no assurance, however, that we will be able to meet the initial listing standards of either of those or any other stock exchange or quotation service at such time, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange or quotation service. After completing a business combination, until our common stock is listed on the NASDAQ or one of the national stock exchanges, for which there can be no assurance, we expect that our common stock would be eligible to trade on the OTC Bulletin Board (the "OTCBB"). The OTCBB, however, is not an exchange and, because obtaining accurate quotations as to the market value of a given security on the OTCBB is not always possible, and because trading of securities on the OTCBB is often more sporadic than the trading of securities listed on a national exchange or on NASDAQ (Global Select, Global, or Capital levels), sellers of securities traded on the OTCBB are likely to have more difficulty disposing of their securities than sellers of securities that are listed on a national exchange or on NASDAQ.

WE CANNOT ASSURE YOU THAT FOLLOWING A BUSINESS COMBINATION WITH AN OPERATING BUSINESS, OUR COMMON STOCK WILL NOT BE SUBJECT TO THE "PENNY STOCK" REGULATIONS, WHICH WOULD LIKELY MAKE IT MORE DIFFICULT TO SELL.

To the extent that we consummate a business combination and our common stock becomes listed for trading on a quotation service, our common stock may constitute a "penny stock," which generally is a stock trading under $5.00 and that is not registered on national securities exchanges or quoted on one of the higher NASDAQ tiers. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. This regulation generally has the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares. Prior to a transaction in a penny stock, a broker-dealer is required to:

      o deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

      o provide the customer with current bid and offer quotations for the penny stock;

      o explain the compensation of the broker-dealer and its salesperson in the transaction;

      o provide monthly account statements showing the market value of each penny stock held in the customer's account; and

      o make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. To the extent that our common stock becomes subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

IT IS UNLIKELY THAT RESEARCH COVERAGE IN THE AFTERMARKET FOR OUR STOCK WILL BE ADEQUATE TO GARNER INSTITUTIONAL INVESTOR SUPPORT FOR THE INDEFINITE FUTURE.

Because most institutional investors will generally only invest in securities that are followed by one or more securities analysts from major securities brokerage firms, and the involvement of institutional investors is generally considered to be an important factor in achieving strong aftermarket support and trading volume for a given security in the public markets, obtaining research coverage from one or more securities analysts from major securities brokerage firms is, in turn, believed by many to be an important factor in achieving strong aftermarket support and trading volume for a given security in the public markets. Analyst coverage from major securities brokerage firms, however, is extremely unusual for companies that are not relatively large, have not completed an initial public offering (an "IPO"), are not candidates for a registered secondary offering, and/or are not listed on NASDAQ, AMEX or the New York Stock Exchange. To the extent that we consummate a business combination and our common stock becomes listed for trading on the OTCBB or another quotation service, and because we are unlikely to meet any of these criteria, our common stock is unlikely to receive securities analyst research coverage from any major securities brokerage firms, and we cannot assure you that the lack of any such research coverage will not have an adverse affect at such time on the trading price of our common stock.

BECAUSE WE MAY SEEK TO COMPLETE A BUSINESS COMBINATION THROUGH A "REVERSE MERGER", FOLLOWING SUCH A TRANSACTION WE MAY NOT BE ABLE TO ATTRACT THE ATTENTION OF MAJOR BROKERAGE FIRMS.

Additional risks may exist since we may assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

IF YOU REQUIRE DIVIDEND INCOME, YOU SHOULD NOT RELY ON AN INVESTMENT IN OUR COMMON STOCK.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested for the indefinite future into furthering the pursuit of our business objectives.

OUR BOARD OF DIRECTORS HAS BROAD AUTHORIZATION TO ISSUE PREFERRED STOCK.

Our Articles of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Under certain circumstances, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention of issuing any shares of preferred stock, there can be no assurance that we will not do so in the future.

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO US, OUR INDUSTRY AND TO OTHER BUSINESSES.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this registration statement, the words "estimate," "project," "believe," "anticipate," "intend," "expect", "likely" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY

We neither rent nor own any property. We currently utilize the office space and equipment of Bradley B. Eavenson, P.L., which entity is a member of the professional limited liability company of Gilbert, Eavenson & Kairalla, P.L. Bradley B. Eavenson is our Chief Executive Officer, Secretary and a Director of the Company. Mr. Eavenson, is the sole member of Bradley B. Eavenson, P.L. We use this office space and equipment on a month-to-month basis at no cost.

The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this filing, the number of shares of Common Stock owned of record and beneficially held by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

                                             AMOUNT AND NATURE OF     PERCENTAGE
NAME AND ADDRESS                             BENEFICIAL OWNERSHIP     OF CLASS
----------------                             --------------------     ----------

Bradley B. Eavenson (1)                            2,500,000              50%
11382 Prosperity Farms Road, Suite 222F
Palm Beach Gardens, FL 33410

Thomas Diemer (2)                                  2,500,000              50%
210 Newman Road
Lake Park, FL 33403

All Officers and Directors as a group
(2 individuals)                                    5,000,000             100%

(1) Mr. Eavenson is our Chief Executive Officer, Secretary and Director.

(2) Mr. Diemer is our President, Chief Financial Officer, Treasurer and
    Director.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         (a) Directors and Executive Officers

Our officers and directors and additional information concerning them are as follows:

NAME                           AGE          POSITION
----                           ---          --------

Bradley B. Eavenson            36           Chief  Executive Officer, Secretary,
                                            Director

Thomas Diemer                  48           President, Chief Financial Officer,
                                            Treasure and Director

BRADLEY B. EAVENSON, CHIEF EXECUTIVE OFFICER, SECRETARY AND DIRECTOR. Mr. Eavenson has served as Chief Executive Officer, Secretary and Director of the Company since its inception. Mr. Eavenson is currently a practicing attorney in the law firm of Bradley B. Eavenson, P.L., a law firm in Palm Beach County, Florida that focuses on general commercial, corporate, business and real estate related transactional matters for private individuals and small to mid-size private companies. Mr. Eavenson has been the principal of this firm since its formation on June 12, 2006. The firm is a member of the professional limited liability company of Gilbert, Eavenson & Kairalla, P.L., whose members are entities owned by licensed attorneys in the State of Florida.

THOMAS DIEMER, PRESIDENT, CHIEF FINANCIAL OFFICER, TREASURE AND DIRECTOR. Mr. Diemer has served as President, Chief Financial Officer, Treasurer and Director of the Company since its inception. Mr. Diemer is the Chief Executive Officer and President of Concept Eco, Inc., a Florida corporation located in Lake Park, Florida that is engaged in the business of manufacturing and selling environmentally responsible apparel and apparel accessories. Mr. Diemer has expertise in the areas of textile manufacturing using post consumer recycled fabrics, R-PET fabrics and eco-friendly fabrics. Mr. Diemer is a former board member of Recycle Florida Today.

The term of office of our directors expires at our annual meeting of stockholders or at the point at which their successors are duly qualified and elected.

         (b) Significant Employees

There are no persons other than our executive officers who are expected by us to make a significant contribution to our business.

         (c) Family Relationships

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

         (d) Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

         (e) Audit Committee Financial Expert

Our board of directors acts, itself, as the audit committee to our board of directors; there is no separate audit or other committees. We have no qualified financial expert at this time because we have not been able to hire a qualified candidate. Further, we believe that we have inadequate financial resources at this time to hire any such qualified expert. We do intend, however, to continue to search for a qualified individual for this position.

         Prior Blank Check Company Experience

The officers and directors of the Company have no prior experience as officers or directors of "blank check" Companies.

ITEM 6.  EXECUTIVE COMPENSATION

None of our executive officers or directors has received any cash remuneration since we were organized. There are in place employment agreements for each of the Company's officers. The employment agreements provide that each officer is entitled to receive weekly compensation of $500 per week for devoting a limited amount of time to the Company's affairs. None of our directors or executive officers intends to devote more than a few hours a week to our affairs. There are no other understandings or agreements, written or otherwise, regarding remuneration for employment to which our management will be entitled upon or following consummation by us of a business combination, should that occur, nor do we anticipate that any of our directors or executive officers will receive or otherwise be entitled to any such employment remuneration in any such event. It is possible that, following the successful consummation of a business combination with an unaffiliated entity, should that occur, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity.

We have not adopted any retirement, pension, profit sharing, stock option, restricted stock, insurance or other similar plans or programs for the benefit of our employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

         Issuance of Shares

On July 19, 2007 (inception), the Company issued 2,500,000 restricted shares of its Common Stock to Bradley B. Eavenson in exchange for $250 and issued 2,500,000 restricted shares of its Common Stock to Thomas Diemer in exchange for $250. See Part II, Item 4, "Recent Sales of Unregistered Securities". With respect to the sales made to Mr. Eavenson and Mr. Diemer, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder. Such security holders cannot rely on Rule 144 for resale transactions and therefore such securities can only be resold through Registration under the Securities Act.

         Legal Representation

Bradley B. Eavenson is the sole principal in the law firm of Bradley B. Eavenson, P.L., a firm engaged by us to perform corporate and other legal services. In addition to his interests in the firm of Bradley B. Eavenson, P.L., Mr. Eavenson currently serves as our Chief Executive Officer, Secretary and a Director, and is the record holder of 50% of our outstanding Common Stock. Although Mr. Eavenson has agreed to cause some services of Bradley B. Eavenson, P.L. to be provided to us at no cost, we expect that the terms of any going forward arrangement between us and the firm of Bradley B. Eavenson, P.L. will be as fair as those which could be obtained in an arms length transaction, there can be no assurance that the conflict of interest which exists as a result of Mr. Eavenson's involvement with Bradley B. Eavenson, P.L., his role as our director, his role as our officer, and/or his role as one of our major shareholders will not result in any of the terms of the arrangements through which such relationships may be established being less favorable to us than would otherwise be the case, and will not result in any compromise to the economic or other interests of our shareholders in the future. The rates at which legal services will be charged to us by Bradley B. Eavenson, P.L. do not and will not exceed rates generally charged for reasonably comparable services. Since its inception, the Company has paid the law firm of Bradley B. Eavenson, P.L. the sum of $5,750 for legal services.

         Office Space

We currently utilize the office space and equipment of Bradley B. Eavenson, P.L., which entity is a member of the professional limited liability company of Gilbert, Eavenson & Kairalla, P.L. Bradley B. Eavenson is our Chief Executive Officer, Secretary and a Director. Mr. Eavenson is the sole member of Bradley B. Eavenson, P.L. We use this office space and equipment on a month-to-month basis at no cost. Management estimated that the value conveyed to us as a result of this arrangement is immaterial.

         Employment Agreements

On July 19, 2007 (inception), the Company entered into an Employment Agreement with Bradley B. Eavenson. Mr. Eavenson's Employment Agreement is for a term of 5 years and provides that Mr. Eavenson will receive a weekly salary of $500 for serving as the Chief Executive Officer and Secretary of the Company. On July 19, 2007, the Company entered into an Employment Agreement with Thomas Diemer. Mr. Diemer's Employment Agreement is for a term of 5 years and provides that Mr. Diemer will receive a weekly salary of $500 for serving as the President, Chief Financial Officer and Treasurer of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

         (a) Common or Preferred Stock

We are authorized by our Articles of Incorporation to issue an aggregate of 120,000,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $.0001 per share (our "Common Stock") and 20,000,000 are shares of preferred stock, par value $.0001 per share (our "Preferred Stock"). As of the filing date of this registration statement, 5,000,000 shares of our Common Stock were issued and outstanding. No shares of Preferred Stock are issued or outstanding.

All outstanding shares of our Common Stock are of the same class and have equal rights and attributes. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. All of the holders of our Common Stock are entitled to share equally in dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The holders of our Common Stock do not have cumulative or preemptive rights.

Shares of Preferred Stock currently have no designated rights, privileges or preferences. The board of directors can issue Preferred Stock at its discretion and designate the rights, privileges and preferences of any Preferred Stock issued in the future. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights. Any future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, we have no plans to either issue any Preferred Stock or adopt any series, preferences or other classification of Preferred Stock.

The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any Preferred Stock.

The foregoing description of our capital stock is merely a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this registration statement on Form 10-SB.

         (b) Debt Securities

We currently have issued no debt securities.

         (c) Other Securities To Be Registered

There are no items requiring disclosure hereunder.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (a) Market Information

Our Common Stock is not currently trading publicly on any stock exchange or over-the-counter quotation service. We are not aware of any market activity in our Common Stock since the date of our organization through the date of this filing.

There are not currently outstanding:

            (1) any options or warrants to purchase, or securities convertible into, shares of our Common Stock;

            (2) any shares of our Common Stock eligible to be sold pursuant to Rule 144 under the Securities Act or that we have agreed to register under the Securities Act for sale by the holders; or

            (3) any shares of our Common Stock that are being or have been proposed to be, publicly offered by us.

         (b) Holders

As of the date of this filing, there were two holders of record of a total of 5,000,000 shares of our Common Stock.

         (c) Dividends

We have not paid any cash dividends to date and we do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of our management to utilize all available funds in our pursuit for an appropriate business combination.

         (d) Securities Authorized for Issuance Under equity Compensation Plans

There are no items requiring disclosure hereunder.

ITEM 2.  LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which we are a party or as to which any of our property is or may be subject, and we are unaware of any legal proceedings threatened or contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not currently and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On July 19, 2007, we issued 2,500,000 shares of our Common Stock to Bradley B. Eavenson for cash consideration of $.0001 per share, and 2,500,000 shares of our Common Stock to Thomas Diemer for cash consideration of $.0001 per share, for an aggregate investment of $250 from each stockholder. We sold these shares of our Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act, as amended, and Rule 506 promulgated thereunder. These securities were sold without the participation of an underwriter or placement agent.

To date, none of our securities have been issued in exchange for services rendered. Neither the Company nor any person acting on its behalf has offered or sold any of our securities by means of any form of general solicitation or general advertising.

All purchasers of our Common Stock to date have provided representations in writing that they acquired such shares for their own accounts. A legend in each case was imprinted on the stock certificates stating that the securities reflected thereby have not been registered under the Securities Act and cannot be sold or otherwise transferred in the absence of an effective registration or an exemption from registration. An additional legend has been imprinted on each share certificate indicating that such shares may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act, or Rule 144 thereunder, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 607.0850 of the Florida Business Corporation Act sets forth the following with respect to a Florida corporation indemnifying directors and officers as well as other employees and individuals:

(1) A CORPORATION SHALL HAVE POWER TO INDEMNIFY ANY PERSON WHO WAS OR IS A PARTY TO ANY PROCEEDING (OTHER THAN AN ACTION BY, OR IN THE RIGHT OF, THE CORPORATION), BY REASON OF THE FACT THAT HE OR SHE IS OR WAS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF THE CORPORATION OR IS OR WAS SERVING AT THE REQUEST OF THE CORPORATION AS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF ANOTHER CORPORATION, PARTNERSHIP, JOINT VENTURE, TRUST, OR OTHER ENTERPRISE AGAINST LIABILITY INCURRED IN CONNECTION WITH SUCH PROCEEDING, INCLUDING ANY APPEAL THEREOF, IF HE OR SHE ACTED IN GOOD FAITH AND IN A MANNER HE OR SHE REASONABLY BELIEVED TO BE IN, OR NOT OPPOSED TO, THE BEST INTERESTS OF THE CORPORATION AND, WITH RESPECT TO ANY CRIMINAL ACTION OR PROCEEDING, HAD NO REASONABLE CAUSE TO BELIEVE HIS OR HER CONDUCT WAS UNLAWFUL. THE TERMINATION OF ANY PROCEEDING BY JUDGMENT, ORDER, SETTLEMENT, OR CONVICTION OR UPON A PLEA OF NOLO CONTENDERE OR ITS EQUIVALENT SHALL NOT, OF ITSELF, CREATE A PRESUMPTION THAT THE PERSON DID NOT ACT IN GOOD FAITH AND IN A MANNER WHICH HE OR SHE REASONABLY BELIEVED TO BE IN, OR NOT OPPOSED TO, THE BEST INTERESTS OF THE CORPORATION OR, WITH RESPECT TO ANY CRIMINAL ACTION OR PROCEEDING, HAD REASONABLE CAUSE TO BELIEVE THAT HIS OR HER CONDUCT WAS UNLAWFUL.

(2) A CORPORATION SHALL HAVE POWER TO INDEMNIFY ANY PERSON, WHO WAS OR IS A PARTY TO ANY PROCEEDING BY OR IN THE RIGHT OF THE CORPORATION TO PROCURE A JUDGMENT IN ITS FAVOR BY REASON OF THE FACT THAT THE PERSON IS OR WAS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF THE CORPORATION OR IS OR WAS SERVING AT THE REQUEST OF THE CORPORATION AS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF ANOTHER CORPORATION, PARTNERSHIP, JOINT VENTURE, TRUST, OR OTHER ENTERPRISE, AGAINST EXPENSES AND AMOUNTS PAID IN SETTLEMENT NOT EXCEEDING, IN THE JUDGMENT OF THE BOARD OF DIRECTORS, THE ESTIMATED EXPENSE OF LITIGATING THE PROCEEDING TO CONCLUSION, ACTUALLY AND REASONABLY INCURRED IN CONNECTION WITH THE DEFENSE OR SETTLEMENT OF SUCH PROCEEDING, INCLUDING ANY APPEAL THEREOF. SUCH INDEMNIFICATION SHALL BE AUTHORIZED IF SUCH PERSON ACTED IN GOOD FAITH AND IN A MANNER HE OR SHE REASONABLY BELIEVED TO BE IN, OR NOT OPPOSED TO, THE BEST INTERESTS OF THE CORPORATION, EXCEPT THAT NO INDEMNIFICATION SHALL BE MADE UNDER THIS SUBSECTION IN RESPECT OF ANY CLAIM, ISSUE, OR MATTER AS TO WHICH SUCH PERSON SHALL HAVE BEEN ADJUDGED TO BE LIABLE UNLESS, AND ONLY TO THE EXTENT THAT, THE COURT IN WHICH SUCH PROCEEDING WAS BROUGHT, OR ANY OTHER COURT OF COMPETENT JURISDICTION, SHALL DETERMINE UPON APPLICATION THAT, DESPITE THE ADJUDICATION OF LIABILITY BUT IN VIEW OF ALL CIRCUMSTANCES OF THE CASE, SUCH PERSON IS FAIRLY AND REASONABLY ENTITLED TO INDEMNITY FOR SUCH EXPENSES WHICH SUCH COURT SHALL DEEM PROPER.

(3) TO THE EXTENT THAT A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF A CORPORATION HAS BEEN SUCCESSFUL ON THE MERITS OR OTHERWISE IN DEFENSE OF ANY PROCEEDING REFERRED TO IN SUBSECTION (1) OR SUBSECTION (2), OR IN DEFENSE OF ANY CLAIM, ISSUE, OR MATTER THEREIN, HE OR SHE SHALL BE INDEMNIFIED AGAINST EXPENSES ACTUALLY AND REASONABLY INCURRED BY HIM OR HER IN CONNECTION THEREWITH.

(4) ANY INDEMNIFICATION UNDER SUBSECTION (1) OR SUBSECTION (2), UNLESS PURSUANT TO A DETERMINATION BY A COURT, SHALL BE MADE BY THE CORPORATION ONLY AS AUTHORIZED IN THE SPECIFIC CASE UPON A DETERMINATION THAT INDEMNIFICATION OF THE DIRECTOR, OFFICER, EMPLOYEE, OR AGENT IS PROPER IN THE CIRCUMSTANCES BECAUSE HE OR SHE HAS MET THE APPLICABLE STANDARD OF CONDUCT SET FORTH IN SUBSECTION (1) OR SUBSECTION (2). SUCH DETERMINATION SHALL BE MADE:

    (A) BY THE BOARD OF DIRECTORS BY A MAJORITY VOTE OF A QUORUM CONSISTING OF DIRECTORS WHO WERE NOT PARTIES TO SUCH PROCEEDING;

    (B) IF SUCH A QUORUM IS NOT OBTAINABLE OR, EVEN IF OBTAINABLE, BY MAJORITY VOTE OF A COMMITTEE DULY DESIGNATED BY THE BOARD OF DIRECTORS (IN WHICH DIRECTORS WHO ARE PARTIES MAY PARTICIPATE) CONSISTING SOLELY OF TWO OR MORE DIRECTORS NOT AT THE TIME PARTIES TO THE PROCEEDING;

    (C) BY INDEPENDENT LEGAL COUNSEL:

        1. SELECTED BY THE BOARD OF DIRECTORS PRESCRIBED IN PARAGRAPH (A) OR THE COMMITTEE PRESCRIBED IN PARAGRAPH (B); OR

        2. IF A QUORUM OF THE DIRECTORS CANNOT BE OBTAINED FOR PARAGRAPH (A) AND THE COMMITTEE CANNOT BE DESIGNATED UNDER PARAGRAPH (B), SELECTED BY MAJORITY VOTE OF THE FULL BOARD OF DIRECTORS (IN WHICH DIRECTORS WHO ARE PARTIES MAY PARTICIPATE); OR

    (D) BY THE SHAREHOLDERS BY A MAJORITY VOTE OF A QUORUM CONSISTING OF SHAREHOLDERS WHO WERE NOT PARTIES TO SUCH PROCEEDING OR, IF NO SUCH QUORUM IS OBTAINABLE, BY A MAJORITY VOTE OF SHAREHOLDERS WHO WERE NOT PARTIES TO SUCH PROCEEDING.

(5) EVALUATION OF THE REASONABLENESS OF EXPENSES AND AUTHORIZATION OF INDEMNIFICATION SHALL BE MADE IN THE SAME MANNER AS THE DETERMINATION THAT INDEMNIFICATION IS PERMISSIBLE. HOWEVER, IF THE DETERMINATION OF PERMISSIBILITY IS MADE BY INDEPENDENT LEGAL COUNSEL, PERSONS SPECIFIED BY PARAGRAPH (4)(C) SHALL EVALUATE THE REASONABLENESS OF EXPENSES AND MAY AUTHORIZE INDEMNIFICATION.

(6) EXPENSES INCURRED BY AN OFFICER OR DIRECTOR IN DEFENDING A CIVIL OR CRIMINAL PROCEEDING MAY BE PAID BY THE CORPORATION IN ADVANCE OF THE FINAL DISPOSITION OF SUCH PROCEEDING UPON RECEIPT OF AN UNDERTAKING BY OR ON BEHALF OF SUCH DIRECTOR OR OFFICER TO REPAY SUCH AMOUNT IF HE OR SHE IS ULTIMATELY FOUND NOT TO BE ENTITLED TO INDEMNIFICATION BY THE CORPORATION PURSUANT TO THIS SECTION. EXPENSES INCURRED BY OTHER EMPLOYEES AND AGENTS MAY BE PAID IN ADVANCE UPON SUCH TERMS OR CONDITIONS THAT THE BOARD OF DIRECTORS DEEMS APPROPRIATE.

(7) THE INDEMNIFICATION AND ADVANCEMENT OF EXPENSES PROVIDED PURSUANT TO THIS SECTION ARE NOT EXCLUSIVE, AND A CORPORATION MAY MAKE ANY OTHER OR FURTHER INDEMNIFICATION OR ADVANCEMENT OF EXPENSES OF ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, OR AGENTS, UNDER ANY BYLAW, AGREEMENT, VOTE OF SHAREHOLDERS OR DISINTERESTED DIRECTORS, OR OTHERWISE, BOTH AS TO ACTION IN HIS OR HER OFFICIAL CAPACITY AND AS TO ACTION IN ANOTHER CAPACITY WHILE HOLDING SUCH OFFICE. HOWEVER, INDEMNIFICATION OR ADVANCEMENT OF EXPENSES SHALL NOT BE MADE TO OR ON BEHALF OF ANY DIRECTOR, OFFICER, EMPLOYEE, OR AGENT IF A JUDGMENT OR OTHER FINAL ADJUDICATION ESTABLISHES THAT HIS OR HER ACTIONS, OR OMISSIONS TO ACT, WERE MATERIAL TO THE CAUSE OF ACTION SO ADJUDICATED AND CONSTITUTE:

    (A) A VIOLATION OF THE CRIMINAL LAW, UNLESS THE DIRECTOR, OFFICER, EMPLOYEE, OR AGENT HAD REASONABLE CAUSE TO BELIEVE HIS OR HER CONDUCT WAS LAWFUL OR HAD NO REASONABLE CAUSE TO BELIEVE HIS OR HER CONDUCT WAS UNLAWFUL;

    (B) A TRANSACTION FROM WHICH THE DIRECTOR, OFFICER, EMPLOYEE, OR AGENT DERIVED AN IMPROPER PERSONAL BENEFIT;

    (C) IN THE CASE OF A DIRECTOR, A CIRCUMSTANCE UNDER WHICH THE LIABILITY PROVISIONS OF S. 607.0834 ARE APPLICABLE; OR

    (D) WILLFUL MISCONDUCT OR A CONSCIOUS DISREGARD FOR THE BEST INTERESTS OF THE CORPORATION IN A PROCEEDING BY OR IN THE RIGHT OF THE CORPORATION TO PROCURE A JUDGMENT IN ITS FAVOR OR IN A PROCEEDING BY OR IN THE RIGHT OF A SHAREHOLDER.

(8) INDEMNIFICATION AND ADVANCEMENT OF EXPENSES AS PROVIDED IN THIS SECTION SHALL CONTINUE AS, UNLESS OTHERWISE PROVIDED WHEN AUTHORIZED OR RATIFIED, TO A PERSON WHO HAS CEASED TO BE A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT AND SHALL INURE TO THE BENEFIT OF THE HEIRS, EXECUTORS, AND ADMINISTRATORS OF SUCH A PERSON, UNLESS OTHERWISE PROVIDED WHEN AUTHORIZED OR RATIFIED.

(9) UNLESS THE CORPORATION'S ARTICLES OF INCORPORATION PROVIDE OTHERWISE, NOTWITHSTANDING THE FAILURE OF A CORPORATION TO PROVIDE INDEMNIFICATION, AND DESPITE ANY CONTRARY DETERMINATION OF THE BOARD OR OF THE SHAREHOLDERS IN THE SPECIFIC CASE, A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF THE CORPORATION WHO IS OR WAS A PARTY TO A PROCEEDING MAY APPLY FOR INDEMNIFICATION OR ADVANCEMENT OF EXPENSES, OR BOTH, TO THE COURT CONDUCTING THE PROCEEDING, TO THE CIRCUIT COURT, OR TO ANOTHER COURT OF COMPETENT JURISDICTION. ON RECEIPT OF AN APPLICATION, THE COURT, AFTER GIVING ANY NOTICE THAT IT CONSIDERS NECESSARY, MAY ORDER INDEMNIFICATION AND ADVANCEMENT OF EXPENSES, INCLUDING EXPENSES INCURRED IN SEEKING COURT-ORDERED INDEMNIFICATION OR ADVANCEMENT OF EXPENSES, IF IT DETERMINES THAT:

    (A) THE DIRECTOR, OFFICER, EMPLOYEE, OR AGENT IS ENTITLED TO MANDATORY INDEMNIFICATION UNDER SUBSECTION (3), IN WHICH CASE THE COURT SHALL ALSO ORDER THE CORPORATION TO PAY THE DIRECTOR REASONABLE EXPENSES INCURRED IN OBTAINING COURT-ORDERED INDEMNIFICATION OR ADVANCEMENT OF EXPENSES;

    (B) THE DIRECTOR, OFFICER, EMPLOYEE, OR AGENT IS ENTITLED TO INDEMNIFICATION OR ADVANCEMENT OF EXPENSES, OR BOTH, BY VIRTUE OF THE EXERCISE BY THE CORPORATION OF ITS POWER PURSUANT TO SUBSECTION (7); OR

    (C) THE DIRECTOR, OFFICER, EMPLOYEE, OR AGENT IS FAIRLY AND REASONABLY ENTITLED TO INDEMNIFICATION OR ADVANCEMENT OF EXPENSES, OR BOTH, IN VIEW OF ALL THE RELEVANT CIRCUMSTANCES, REGARDLESS OF WHETHER SUCH PERSON MET THE STANDARD OF CONDUCT SET FORTH IN SUBSECTION (1), SUBSECTION (2), OR SUBSECTION (7).

(10) FOR PURPOSES OF THIS SECTION, THE TERM "CORPORATION" INCLUDES, IN ADDITION TO THE RESULTING CORPORATION, ANY CONSTITUENT CORPORATION (INCLUDING ANY CONSTITUENT OF A CONSTITUENT) ABSORBED IN A CONSOLIDATION OR MERGER, SO THAT ANY PERSON WHO IS OR WAS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF A CONSTITUENT CORPORATION, OR IS OR WAS SERVING AT THE REQUEST OF A CONSTITUENT CORPORATION AS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF ANOTHER CORPORATION, PARTNERSHIP, JOINT VENTURE, TRUST, OR OTHER ENTERPRISE, IS IN THE SAME POSITION UNDER THIS SECTION WITH RESPECT TO THE RESULTING OR SURVIVING CORPORATION AS HE OR SHE WOULD HAVE WITH RESPECT TO SUCH CONSTITUENT CORPORATION IF ITS SEPARATE EXISTENCE HAD CONTINUED.

(11) FOR PURPOSES OF THIS SECTION:

    (A) THE TERM "OTHER ENTERPRISES" INCLUDES EMPLOYEE BENEFIT PLANS;

    (B) THE TERM "EXPENSES" INCLUDES COUNSEL FEES, INCLUDING THOSE FOR APPEAL;

    (C) THE TERM "LIABILITY" INCLUDES OBLIGATIONS TO PAY A JUDGMENT, SETTLEMENT, PENALTY, FINE (INCLUDING AN EXCISE TAX ASSESSED WITH RESPECT TO ANY EMPLOYEE BENEFIT PLAN), AND EXPENSES ACTUALLY AND REASONABLY INCURRED WITH RESPECT TO A PROCEEDING;

    (D) THE TERM "PROCEEDING" INCLUDES ANY THREATENED, PENDING, OR COMPLETED ACTION, SUIT, OR OTHER TYPE OF PROCEEDING, WHETHER CIVIL, CRIMINAL, ADMINISTRATIVE, OR INVESTIGATIVE AND WHETHER FORMAL OR INFORMAL;

    (E) THE TERM "AGENT" INCLUDES A VOLUNTEER;

    (F) THE TERM "SERVING AT THE REQUEST OF THE CORPORATION" INCLUDES ANY SERVICE AS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF THE CORPORATION THAT IMPOSES DUTIES ON SUCH PERSONS, INCLUDING DUTIES RELATING TO AN EMPLOYEE BENEFIT PLAN AND ITS PARTICIPANTS OR BENEFICIARIES; AND

    (G) THE TERM "NOT OPPOSED TO THE BEST INTEREST OF THE CORPORATION" DESCRIBES THE ACTIONS OF A PERSON WHO ACTS IN GOOD FAITH AND IN A MANNER HE OR SHE REASONABLY BELIEVES TO BE IN THE BEST INTERESTS OF THE PARTICIPANTS AND BENEFICIARIES OF AN EMPLOYEE BENEFIT PLAN.

(12) A CORPORATION SHALL HAVE POWER TO PURCHASE AND MAINTAIN INSURANCE ON BEHALF OF ANY PERSON WHO IS OR WAS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF THE CORPORATION OR IS OR WAS SERVING AT THE REQUEST OF THE CORPORATION AS A DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF ANOTHER CORPORATION, PARTNERSHIP, JOINT VENTURE, TRUST, OR OTHER ENTERPRISE AGAINST ANY LIABILITY ASSERTED AGAINST THE PERSON AND INCURRED BY HIM OR HER IN ANY SUCH CAPACITY OR ARISING OUT OF HIS OR HER STATUS AS SUCH, WHETHER OR NOT THE CORPORATION WOULD HAVE THE POWER TO INDEMNIFY THE PERSON AGAINST SUCH LIABILITY UNDER THE PROVISIONS OF THIS SECTION.

Our Articles of Incorporation provides that we will, to the fullest extent permitted by the provisions of the Florida Business Corporation Act, as the same may be amended and supplemented, and in the manner provided for in our By-Laws, indemnify any and all persons whom we shall have power to indemnify under the provisions of the Florida Business Corporation Act. Any repeal or modification of this provision of our Articles of Incorporation will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .................... F-2

BALANCE SHEET - July 31, 2007 .............................................. F-3

STATEMENT OF OPERATIONS - For the Period July 19, 2007 (inception)
   to July 31, 2007 ........................................................ F-4

STATEMENT OF STOCKHOLDERS' DEFICIT - For the Period July 19, 2007
   (inception) to July 31, 2007 ............................................ F-5

STATEMENT OF CASH FLOWS - For the Period July 19, 2007 (inception)
   to July 31, 2007 ........................................................ F-6

NOTES TO FINANCIAL STATEMENTS .............................................. F-7

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors
Greenstar International, Inc.
Palm Beach Gardens, Florida

We have audited the accompanying balance sheet of Greenstar International, Inc. (a development stage company) as of July 31, 2007, and the related statements of operations, stockholders' deficit and cash flows for the period July 19, 2007 (inception) to July 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenstar International, Inc as of July 31, 2007, and the results of its operations and its cash flows for the period July 19, 2007 (inception) to July 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

                                        /s/ Sherb & Co., LLP
                                        Certified Public Accountants

Boca Raton, Florida
September 21, 2007

                          GREENSTAR INTERNATIONAL, INC.

                          (A Development Stage Company)

                                  BALANCE SHEET

                                  JULY 31, 2007


                                     ASSETS
                                     ------

   Cash ...........................................................    $    409
                                                                       --------

TOTAL CURRENT ASSETS ..............................................    $    409
                                                                       ========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES
   Accrued liabilities ............................................    $  8,200
   Due to shareholders ............................................       5,900
                                                                       --------

TOTAL CURRENT LIABILITIES .........................................      14,100
                                                                       --------


STOCKHOLDERS' DEFICIT
   Preferred stock; $.0001 par value authorized 20,000,000,
     none issued ..................................................           -
   Common stock .0001 par value authorized 100,000,000 issued
     and outstanding 5,000,000 ....................................         500
   Deficit accumulated during the development stage ...............     (14,191)
                                                                       --------
      Total stockholders' deficit .................................     (13,691)
                                                                       --------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT .......................    $    409
                                                                       ========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          GREENSTAR INTERNATIONAL, INC.

                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

            FOR THE PERIOD JULY 19, 2007 (INCEPTION) TO JULY 31, 2007


REVENUES ..................................................         $         -

EXPENSES
   General and administrative .............................              14,191
                                                                    -----------
Total Operating Expenses ..................................              14,191
                                                                    -----------

NET LOSS ..................................................         $   (14,191)
                                                                    ===========

BASIC & DILUTED EARNINGS PER SHARE ........................         $     (0.00)
                                                                    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING .......................           5,000,000
                                                                    ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          GREENSTAR INTERNATIONAL, INC.

                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

            FOR THE PERIOD JULY 19, 2007 (INCEPTION) TO JULY 31, 2007


                                                      DEFICIT
                                                    ACCUMULATED
                                                    DURING THE         TOTAL
                                 COMMON STOCK       DEVELOPMENT    STOCKHOLDERS'
                               SHARES     AMOUNT        STAGE         DEFICIT
                             ---------    ------    -----------    -------------

BEGINNING BALANCE AT
 JULY 19, 2007 ..........            -    $    -    $        -     $          -

  Common stock issued
   for cash .............    5,000,000       500             -              500

  Net loss ..............            -         -       (14,191)         (14,191)
                             ---------    ------    ----------     ------------

BALANCE AT
 JULY 31, 2007 ..........    5,000,000    $  500    $  (14,191)    $    (13,691)
                             =========    ======    ==========     ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          GREENSTAR INTERNATIONAL, INC.

                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

            FOR THE PERIOD JULY 19, 2007 (INCEPTION) TO JULY 31, 2007


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) ......................................................   $(14,191)
   Adjustments to reconcile to net cash provided by operations:
   Changes in current assets and liabilities:
      Accrued liabilities ..........................................      8,200
                                                                       --------
         Net cash used in operating activities .....................     (5,991)
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Net cash provided by investing activities .................          -
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Due to shareholders .......................................      5,900
         Proceeds from issuance of common stock ....................        500
                                                                       --------
         Net cash provided by financing activities .................      6,400

INCREASE IN CASH AND CASH EQUIVALENTS ..............................        409

CASH AND EQUIVALENTS, at beginning of period .......................          -
                                                                       --------

CASH AND EQUIVALENTS, at end of period .............................   $    409
                                                                       ========

SUPPLEMENTAL INFORMATION:

Cash paid for interest .............................................   $      -
                                                                       ========

Cash paid for taxes ................................................   $      -
                                                                       ========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          GREENSTAR INTERNATIONAL, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Greenstar International, Inc. (a development stage company) was incorporated under the laws of Florida on July 19, 2007. The Company had no products or services as of July 31, 2007. The Company was organized as a vehicle to seek merger, reverse merger and or identify potential acquisition candidates.

Basis of Presentation -The accompanying financial statements have been presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At July 31, 2007 the Company had a stockholders' deficit of $13,691 and incurred a loss for the period July 19, 2007 (inception) through July 31, 2007 of $14,191. Management believes that it's plan for operations will allow the Company to continue as a going concern through the coming year.

Use of Estimates - Preparation of financial statements in conformity with the accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments - The Company's short-term financial instruments consist of cash. The carrying amount of this financial instrument approximates it's fair value.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. The Company places it's cash in high quality financial institutions and by policy will limit the amount of credit exposure related to any one institution.

Loss Per Share - Basic loss per share has been computed by dividing the loss for the period applicable to the common shareholders by the weighted average number of shares outstanding during the period. There were no common stock equivalents at July 31, 2007 and are thus not considered.

Income Taxes - The Company has adopted the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                          GREENSTAR INTERNATIONAL, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


2. GOING CONCERN

         The accompanying financial statements are presented assuming the Company will continue as a going concern. At July 31, 2007 the Company had a deficit accumulated during the development stage of $13,691 and for the period July 19, 2007 (inception) to July 31, 2007 incurred a net loss of $14,191. The shareholders of the Company have agreed to meet the Company's minimal capital requirements. However the shareholders of the Company have made no formal arrangement to do so, and have no written commitment to the Company, therefore there can be no guarantee that the company will have sufficient capital to cover it's operating costs and allow it to continue as a going concern.

3. DEVELOPMENT STAGE COMPANY

         The Company has not begun principal operations and as is common with a development stage company, has incurred a loss since it's inception. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of trade or business. However the Company does not have significant cash or material assets, nor does it have an established source of revenue.

4. COMMITMENTS

         As of July 31, 2007 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the Company for the use of these facilities and there are no commitments for future use of the facilities

5. RELATED PARTY TRANSACTIONS

         During the period July 19, 2007 (inception) through July 31, 2007 an officer and shareholder of the Company incurred and paid approximately $150 of general and administrative expenses on behalf of the Company. Amounts due to the officer are non interest bearing and payable upon demand.

         During the period July 19, 2007 (inception) through July 31, 2007 the Company paid $5,750 in legal fees to the law firm of which an officer and shareholder of the Company is a principal.

         At July 31, 2007 amounts due to shareholders totaled $5,900. Such amounts are non-interest bearing and are payable upon demand.

         During the period July 19, 2007 (inception) through July 31, 2007 the Company entered into and executed employment agreements with the Chief Executive Officer and the President of the Company. Pursuant to the terms of these employment agreements, salaries payable in the amount of $2,200 have been accrued as of July 31, 2007.

         During the period July 19, 2007 (inception) through July 31, 2007 the Company entered into and executed a subscription agreement for the sale of common stock with the Chief Executive Officer and the President of the Company. (See additional comments at Note 6, Stockholders' Deficit)

                          GREENSTAR INTERNATIONAL, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


6. STOCKHOLDERS DEFICIT

         The Company's authorized aggregate capital consists of one hundred twenty million (120,000,000) shares. One hundred million (100,000,000) of which shares have $.0001 par value and are designated "Common Stock" and twenty million (20,000,000) of which shares have $.0001 par value and are designated as "Preferred Stock".

         During the period July 19, 2007 (inception) through July 31, 2007 the Company sold 5,000,000 shares of it's $.0001 par value common stock to the Company's Chief Executive Officer and the President of the Company, for $500 cash.

7. INCOME TAXES

         The Company accounts for income taxes according to the provisions of the Statement of Financial Accounting Standards (SFAS) 109 "Accounting for Income Taxes". SFAS 109 prescribes an asset and a liability approach for computing deferred income taxes. The Company's provision for income taxes at July 31, 2007 is as follows:

                  Current expense (benefit) ......     $     -
                  Deferred expense (benefit) .....           -
                                                       -------
                      Total expense (benefit) ....     $     -
                                                       =======

         Deferred tax assets at July 31, 2007 are as follows:

                  Net operating losses ...........     $ 4,825
                  Less: valuation allowance ......      (4,825)
                                                       -------
                  Net deferred tax asset .........     $     -
                                                       =======

         During the period ended July 31, 2007 the valuation allowance increased $4,825.

A reconciliation of the Company's effective income tax rate to the statutory rate is as follows:

                  Statutory tax rate ..........    $(4,825)    (34%)
                  Change in valuation allowance      4,825      34%
                                                   -------     ----
                  Effective Rate ..............    $     -       -%
                                                   =======     ====

         As of July 31, 2007 the Company had a net operating loss carry forward for income tax purposes Of approximately $14,000 that may be offset against future taxable income through 2027. Current laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore the amount available to offset future taxable income may be limited.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number   Description
-------  -----------

2.1      Articles of Incorporation
2.2      By-Laws



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Greenstar International, Inc.


Date: October 3, 2007                   By: /s/ Bradley B. Eavenson
                                            -----------------------
                                            Name: Bradley B. Eavenson
                                            Title: Chief Executive Officer